16 February 2022 Introducing a scalable manufacturing solution for Africa Press Conference Exhibit 99.2

This slide presentation includes forward-looking statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, direct or indirect statements concerning: the ability of BioNTech to produce, deliver and install mRNA container manufacturing facilities for the African continent, including the ability to meet all necessary infrastructure, technology and regulatory requirements; the ability of BioNTech to reach an agreement with potential collaboration partners in Africa to establish an end-to-end manufacturing network in Africa; the development of quality assurance capabilities to remotely support manufacturing sites in Africa; the scale-up of local know-how and training in Africa; BioNTech’s malaria, tuberculosis and other infectious disease vaccine development programs; timing for selecting clinical candidates for these programs and the commencement of a clinical trial, as well as any data readouts; the nature of the collaboration with the African Union, the Africa CDC, and the WHO; the development of sustainable RNA vaccine capacities, production and supply solutions on the African continent and the nature, timing, and feasibility of these solutions; the potential safety and efficacy of the product candidates; and BioNTech’s anticipated market opportunity and size for its product candidates the rate and degree of market acceptance of BioNTech’s investigational medicines, if approved; BioNTech’s efforts to combat COVID-19; the collaboration between BioNTech and Pfizer to develop a COVID-19 vaccine (including qualitative assessments of available data, potential benefits, expectations for clinical trials, supply agreements and the timing of delivery of doses thereunder, efforts to help ensure global equitable access to the vaccine, the anticipated timing of regulatory submissions, regulatory approvals or authorizations and anticipated manufacturing, distribution and supply). Any forward-looking statements in this presentation are based on BioNTech current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: discussions with regulatory agencies regarding timing and requirements for additional clinical trials; and the ability to produce comparable clinical results in future clinical trials. For a discussion of these and other risks and uncertainties, see BioNTech’s Annual Report on Form 20-F for the Year Ended December 31, 2020, filed with the SEC on March 30, 2021, which is available on the SEC’s website at www.sec.gov. All information in this presentation is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

Marburg is our largest manufacturing site BioNTech's Marburg site is one of the largest mRNA vaccine manufacturing sites Supply of mRNA for more than 1.2 bn doses of the COVID-19 vaccine in 2021 as part of a European manufacturing network 50% boost in staff planned in 2022 (+ 250 jobs) ~ EUR 50 million to be invested in Marburg site in 2022

Manufacturing innovations made in Marburg Innovation Center Development of novel manufacturing solutions Manufacturing Center State-of-the-art, large- scale GMP-compliant vaccine production Excellence Center Quality control for remote manufacturing

BioNTainers: Introduction of a turnkey, scalable solution

Key facts on BioNTainer set-up in Africa (initial) Scope 12 containers Structure 6 containers = 1 module > 1 drug substance (DS) module > 1 drug product (DP) module Container size ISO sized (2.6m x 2.4m x 12m) Shipment Shipped via freighter, truck and train Production volume (initial) E.g. approx. 50 million doses of the Pfizer-BioNTech COVID-19 vaccine Production BioNTech jointly with local support Quality control BioNTech jointly with local support Local infrastructure E.g. logistics, quality control labs, quality control set-up, warehousing, cold and frozen storage Technical autonomy Fully self-sufficient Scope of application Single to multi-drug production & clinical trials

Two BioNTainers as core of mRNA vaccine production B E CT N B N T B N T B N T B N T B N T B N T 1 mRNA production 2 mRNA purification & concentration 3 Drug product formulation 4 Filling & packaging Module 1 Module 2 Local partners 6 containers make up one BioNTainer for drug substance 6 containers make up one BioNTainer for drug product

Key questions and answers Why now? What challenges can be addressed? How is quality control supported? Why a joint effort? What is the bigger picture ? What comes next?

The time is now to facilitate access to mRNA mRNA is a versatile drug class to potentially develop various vaccines Technology, automation and digitalization allow for new solutions The pandemic has shown the power of collaboration and joint efforts Learnings from the COVID-19 pandemic In a connected world, a global approach is required to address public health issues

Supporting the local production of vaccines in the African continent through a container- based high-tech solution The challenge Establishing GMP production of mRNA is complex and requires overcoming challenges at many levels The solution Turnkey package that includes modular production units, GMP-compliant setup and personnel training Container-based “Plug & Play” approach with modular design, standardized equipment and software components GMP process implementation and maintenance facilitated by validation packages, automation, digital solutions, local and global quality control Training of local employees with planned hand- over of site to support sustainable supply within African Union as well as development of local biotechnology industry Technical solutions for manufacturing sites must comply with internationally harmonized GMP standards Highly qualified personnel required to ensure transfer process and system maintenance Complex mRNA manufacturing process with high quality standards A sustainable solution for mRNA vaccine production

High-quality vaccine manufacturing is our priority Approved suppliers to provide raw materials 280 components from 86 suppliers in 19 countries Transfer of know- how and trained personnel to build manufacturing capabilities in a sustainable and safe way 50,000 steps from beginning of a Pfizer-BioNTech COVID-19 vaccine batch to bulk filling Local quality control on site to ensure the safety and quality of the production process 40 individual quality control tests for each finished vaccine batch Global support by quality control center in Marburg to support the operations of all BioNTainers 24/7 support and monitoring of processes Note: Figures refer to the Pfizer-BioNTech COVID-19 vaccine and are exemplary.

Pandemic preparedness & other use cases Sustainability through maintenance and updating Acceleration of knowledge and technology transfer The BioNTainer solution ensures: Partner contribution: Operation permit Legal permission to run production Logistics & supply Enabling manufacturing and dissemination A joint effort to build a mRNA manufacturing network Indicative manufacturing network Potential partners for fill & finish Rapid set-up of new mRNA manufacturing nodes for licensed mRNA vaccines Utilities Power supply, water connections, wastewater treatment, internet/network Access to talent Trainees, technicians, professionals Fill & finish capacity Local F&F for end-to-end manufacturing in Africa Regulatory framework In collaboration with e.g. WHO, Africa CDC/AMA

A solution optimized for quality, speed and sustainability • Proven efficacy and safety of mRNA • GMP-compliant facility and processes • Multiple quality controls to release vaccine batches Quality Speed • Turnkey facility to shorten set-up time • Replicable transfer of processes • Training and 24/7 support Sustainability • mRNA is a new drug class suitable for many diseases • Adaptation for future needs through modular facility design • Decentralized process updates and continuous improvement

What is next in 2022 Start of construction of first manufacturing facility in African Union in mid-2022 First BioNTainer expected to be shipped in H2/2022 Regulatory framework in alignment with international standards e.g. WHO and Africa CDC/AMA Evaluation of additional use cases and products for BioNTainers (clinical trials and regional pandemic preparedness) Finalize the planning and initial assets for the new facility in the African Union

February 2021 Further media material: link